Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven – Corporate Communications – +31 40 268 3949 – Veldhoven, the
Netherlands
Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands
ASML Announces 2007 Second Quarter Results
Product breakthrough reinforces market leadership, order intake set to rise
VELDHOVEN, the Netherlands, July 18, 2007 — ASML Holding NV (ASML) today announced 2007 second quarter results according to US GAAP as follows:
•	Q2 2007 net sales of EUR 935 million versus Q1 2007 net sales of EUR 960 million and Q2 2006 net sales of EUR 942 million

•	Q2 2007 net income of EUR 161 million or 17.2 percent of sales versus Q1 2007 net income of EUR 153 million or 16.0 percent of sales and Q2 2006 net income of EUR 167 million or 17.7 percent of sales

•	Q2 2007 net bookings valued at EUR 399 million with 30 systems including 22 new and 8 refurbished systems, leading to an order backlog valued at EUR 1,745 million as of July 1, 2007
“We continued our robust execution during a challenging quarter for the semiconductor industry and reinforced our market leading position,” said Eric Meurice, president and CEO of ASML. “The first TWINSCAN XT:1900i immersion tool, the only lithography machine in the world capable of imaging chip features down to 36.5 nanometers, shipped as planned in early July. Accelerating demand for ASML immersion technology is reflected in a record EUR 16.9 million average selling price for new systems booked in the quarter,” said Meurice.
“Testament to the maturity of our company, which allows us to deliver value to our investors throughout the semiconductor cycle, we decided to return EUR 960 million to our shareholders and we have leveraged our balance sheet with a EUR 600 million Eurobond,” said Meurice.
Operations Update
In Q2 2007, ASML net sales were sustained at EUR 935 million compared with the previous quarters. ASML shipped 65 new and 4 refurbished systems in Q2 2007, totaling sales of EUR 831 million, and generated revenue from service and field options of EUR 104 million. Net sales for Q1 2007 included the shipment of 66 new and 11 refurbished machines, totaling EUR 859 million, and revenue from field and service options of EUR 101 million.
The Q2 2007 average selling price for a new system was EUR 12.7 million, compared with the Q1 2007 average selling price for a new system of EUR 12.5 million. The Q2 2007 average selling price for all ASML systems sold was EUR 12.0 million, compared with the Q1 2007 average selling price of EUR 11.2 million.
Q2 2007 net bookings totaled 30 systems valued at EUR 399 million, including 22 new systems with an average selling price for new systems of EUR 16.9 million. This record high average selling price reflects the interest in ASML immersion systems. Over two million wafers have now been processed on ASML immersion systems in total, half of those in the last quarter, providing evidence that immersion technology is increasingly used for volume production. Growing acceptance of ASML immersion technology is visible in repeat orders from multiple Japanese customers.
ASML’s order backlog as of July 1, 2007 is valued at EUR 1,745 million, totaling 109 systems with an average selling price of EUR 16.0 million. For comparison, ASML’s backlog as of April 1, 2007 was valued at EUR 2,163 million, totaling 148 systems with an average selling price of EUR 14.6 million.
In Q2 2007, ASML generated a net income of EUR 161 million or EUR 0.34 per ordinary share as compared to a net income of EUR 153 million in Q1 2007 or EUR 0.32 per ordinary share — which included EUR 25 million costs for the Brion acquisition.

The company’s Q2 2007 gross margin was 41.1 percent, compared with the Q1 2007 gross margin of 40.9 percent.
Q2 2007 research and development (R&D) costs were EUR 120 million net of credit, compared with Q1 2007 R&D costs of EUR 116 million net of credit.
Selling, general and administrative (SG&A) expenses were EUR 56 million in Q2 2007, compared with SG&A expenses of EUR 56 million in Q1 2007.
Net cash from operations was EUR 260 million in Q2 2007. ASML ended Q2 2007 with EUR 2,299 million in cash and equivalents versus EUR 1,463 million at the end of Q1 2007. The cash balance also reflects the successful placement of a Eurobond which raised EUR 600 million.
The Eurobond issuance is part of our plan to optimize the capital structure of ASML. The next step will be to return cash to shareholders and combine this with a reverse share split.
Outlook
“We are very pleased to have received a sizeable number of new orders, in spite of expected cautious demand from memory manufacturers following their aggressive bookings in previous quarters. Based on market growth forecasts by independent research groups and our global capacity utilization model, it appears that overall order intake bottomed in the second quarter. We see bookings increasing in the second half of 2007 and reiterate that 2007 is expected to be a revenue growth year for the company,” Meurice said.
The company plans to ship 59 systems in Q3 2007 with an average selling price of EUR 14.7 million for new systems and an average selling price for all systems of EUR 13.8 million. The company expects a gross margin in Q3 2007 from 40 to 41 percent.
We expect Q3 2007 R&D expenditures to be at EUR 120 million, net of credit.

SG&A expenses in Q3 2007 are expected to be EUR 56 million.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com
In addition to reporting financial figures in US GAAP, ASML also reports financial figures in IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of existing convertible bonds. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com
Investor and Media Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink today at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 20 531 5871 and the US +1 706 679 0473. Via ASML.com there is access to listen to the conference call.
A presentation about 2007 Second Quarter results is available on ASML.com
A replay of the Investor and Media Call will be available on ASML.com.
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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